CONFIDENTIAL

FOR COMMISSION USE ONLY

KRAFT HEINZ FOODS COMPANY

THE KRAFT HEINZ COMPANY

1 PPG Place

Pittsburgh, Pennsylvania 15222

(412) 456-5700

July 7, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kraft Heinz Foods Company
The Kraft Heinz Company
Registration Statement on Form S-4
File No. 333-212423

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-212423), as amended (the “Registration Statement”), of Kraft Heinz Foods Company and The Kraft Heinz Company (collectively, the “Registrants”), registering the offer to exchange up to $15,000,000,000 aggregate principal amount of 1.60% Senior Notes due 2017, 2.00% Senior Notes due 2018, 2.80% Senior Notes due 2020, 3.50% Senior Notes due 2022, 3.95% Senior Notes due 2025, 5.00% Senior Notes due 2035, 5.20% Senior Notes due 2045, 3.000% Senior Notes due 2026 and 4.375% Senior Notes due 2046 (together with the guarantees thereof, the “Exchange Notes”) for a like aggregate principal amount of 1.60% Senior Notes due 2017, 2.00% Senior Notes due 2018, 2.80% Senior Notes due 2020, 3.50% Senior Notes due 2022, 3.95% Senior Notes due 2025, 5.00% Senior Notes due 2035, 5.20% Senior Notes due 2045, 3.000% Senior Notes due 2026 and 4.375% Senior Notes due 2046 (together with the guarantees thereof, the “Outstanding Notes”).

Please be advised that the Registrants are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Registrants will make each person participating in the exchange offer aware, by means of the exchange offer prospectus and the related letter of transmittal, that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

The Registrants represent that with respect to any broker-dealer that participates in the exchange offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or trading activities each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the applicable exchange offer the following additional provision, in substantially the form set forth below:

if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Joshua Korff or Michael Kim of Kirkland & Ellis LLP, counsel to the Registrants, at (212) 446-4943 or (212) 446-4746, respectively.

Sincerely,

KRAFT HEINZ FOODS COMPANY

By:	/s/ James Liu
Name:	James Liu
Title:	Treasurer

THE KRAFT HEINZ COMPANY

By:	/s/ Christopher Anderson
Name:	Christopher Anderson
Title:	Assistant Secretary

cc:	Michael Kim
Kirkland & Ellis LLP

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